JONES & HALEY, P.C.

ATTORNEYS AT LAW

750 HAMMOND DRIVE, SUITE 100, BUILDING 12

ATLANTA, GEORGIA 30328

RICHARD W. JONES

www.corplaw.net

Telephone 770-804-0500

Email: jones@corplaw.net

Facsimile  770-804-0509

April 18, 2019

Jay Ingram, Legal Branch Chief

Office of Manufacturing and Construction

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Attn:  Kate McHale, Staff Attorney

Re:

Predictive Technology Group, Inc.

Registration Statement on Form 10-12 G filed December 6, 2018

[File No. 000-56008]

[J&H File No. 3896.01]

Dear Mr. Ingram:

This firm represents Predictive Technology Group, Inc. (“Predictive” or the “Company” or the “Registrant”), which filed its Registration Statement on Form 10-12G with the Commission on December 6, 2018.  Your office provided comments to the Registration Statement by letter dated December 27, 2018 (“Comment Letter”).  We apologize for the delay in filing this response, but the delay caused by the government shut-down and the noted changes in the Company management as well as the update to the financial statements.  Hopefully, we now have a much more fully compliant filing. At this time, we are submitting, on behalf of Predictive, this letter in response to your Comment Letter and we are providing responses keyed to the paragraphs in the Comment Letter.

Accordingly, our responses to your Comment Letter are as follows:

Registration Statement on Form 10-12G

General

1. The Company was previously known as Global Enterprise Group, Inc.  On April 15, 2015 Global Enterprise Group, Inc. acquired Predictive Therapeutics, LLC and then changed its name to Predictive Technology Group, Inc.  The SEC reports were filed under the name of the Company at the time it made its filing.  The SEC filings by the Registrant subsequent to the filing of the Form 15 on January 4, 2011 were intended to provide information to the public and to correct previous filings that were incorrect.

United States Securities and Exchange Commission

April 18, 2019

Products and Technologies, page 3

2. Substantially, all of the Company’s prior sales relate to its HCT/Ps products.  We have included a table that describes the percentage of revenue the Company derives from each of its products.  The Company is currently preparing for a full launch of its first genetic product.  The disclosure in the Registration Statement has been revised to reflect this information.

Products in Development, page 5

3. The Products in Development Section has been revised.

Intellectual Property, page 6

4. We have now included the dates of expiration of patents identified as material under this heading.

Critical Accounting Policies and Estimates

Impairment of Long-Lived Assets, page 32

5. The disclosure in the MD&A section under the heading “Impairment of Long-Lived Assets” has been revised to disclose how the long term assets are tested for impairment, a description of how undiscounted cash flow was determined, and how disclosures are handled for asset groups where the carrying value is close to the fair value.

Index to Exhibits, page 61

6. All employment contracts that are in place for members of senior management and those contracts have been included as exhibits to the Company’s 10-Q filed for the period ending 12-31-18. In addition, they are now incorporated by reference in this registration statement.

Consolidated Statement of Cash Flows, page F-4

7. The financial statements were changed by moving the appropriate amount from cash from investing activities to non-cash items.  This did not affect the financial statements or disclosure.

United States Securities and Exchange Commission

April 18, 2019

Note 5 – Intangible Assets, page F-18

8. Footnote 2 has been revised to add disclosure of trade secrets relating to Inception Dx.

Report of Independent Registered Public Accounting Firm, page F-29

9. The Company’s auditors, B.F. Borgers also audited the financial statements of Juneau, and an opinion to that effect has been included in this filing.

Consolidated Statement of Operations, page F-31

10. The intangible asset amortization expenses were disclosed outside of the cost of revenues, because Renovo Biotech was actively researching and developing the methods, processes and production of certain tissues to generate HCT/Ps but had not been able to commercialize those products without further funding.  When the purchase occurred, the trade secrets generated related to those methods, processes and production, and not the finished product lines that would eventually be used for sale, and therefore, the Company’s revenues.

The process of completion or conversion of the trade secrets to the product lines that are used for revenue happened through an additional R&D process that Predictive Technology Group, Inc. paid for after the purchase, which costs were properly allocated between research and development and those attributed to the products in the cost of revenues.  Additionally, there are many more possibilities that we are researching with those same methods, processes and means of production that will generate new products in future time frames.  For these reasons, we felt that the amortization expense resulting from the trade secrets asset is not tied to the cost of revenue but should be an operating expense outside of cost of revenues.

Note 7 – Variable Interest Entities, page F-47

11. On June 30, 2018 and September 30, 2018, the Company owned approximately 49% of Juneau Biosciences, LLC. Subsequent to September 30, 2018 and prior to the filing of the Form 10, the Company acquired additional ownership in Juneau Biosciences, LLC, which increased its holdings to approximately 51%.  Accordingly, both statements are correct as of the time period they reflect.

Note 10 – Shareholder’s Equity, page F-50

12. The Black Scholes pricing method was used to value warrants as well as options and Note 10 to the financial statements has been changed to include the disclosure.  See marked changes to attached revised draft Form 10.

United States Securities and Exchange Commission

April 18, 2019

We trust the comments contained herein are responsive to the issues raised in the Comment Letter.  We are simultaneously filing a revised Form 10-12G,which has been revised in accordance with the discussion contained herein,  and we are filing as correspondence a copy of this response to your Comment Letter, as well as a redline copy of the Form 10-12G, which has been marked to show changes from the previous filing.

If you have any questions on these responses, or if you need additional clarification of the issues discussed, please contact me at the telephone number noted above.

Sincerely,

JONES & HALEY, P.C.,

For the Firm

By: /s/Richard W. Jones

       Richard W. Jones

RWJ:bas

cc:  Brad Robinson

       Merle Ferguson

       Richard Kaiser